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Peggy Kim, Esq.
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

RE:	Transocean Ltd. Definitive Additional Materials Filed May 7, 2013 File No. 0-53533

Dear Ms. Kim:

We are writing on behalf of our client, Transocean Ltd. (“Transocean” or the “Company”), in response to the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 7, 2013 (the “Comment Letter”) relating to the above-referenced definitive additional materials (the “Additional Materials”). Set forth below are Transocean’s responses to the comments raised in the Comment Letter. For the convenience of the Staff, each comment in the Comment Letter is reprinted in bold and is followed by the corresponding response of Transocean.

Definitive Additional Materials

General

We note your response to comment one in our letter dated May 3, 2013; however, we reissue our comment. Please confirm that in future filings, each time that you assert that statements are misleading, please revise to specify which statements are misleading and the basis for your belief.

Response:  The Company acknowledges the Staff’s comment and intends that in future filings, each time that it asserts that statements are misleading it will specify which statements are misleading and the basis for its belief.

Analysts Agree with Our Capital Allocation Strategy

1.                                      We note your response to comment four in our letter dated May 3, 2013; however, we reissue our comment. Please revise to ensure that all your statements comply with Rule 14a-9, even when quoting third party sources. We note the following statements about potential future market values:

•                  “a share price range of ~$62-70;” and

•                  “[$90 share price].”

Please revise and refile to ensure that all such third party materials comply with Rule 14a-9. Under note (a) to Rule 14a-9, predictions as to specific future market values are an example of statements that may be false and misleading. Please explain how these statements comply with Rule 14a-9, or in the alternative, please make a revised filing to reflect the deletion of the cited statements. Please provide us supplementally with any support for these statements.

Response:  The Company respectfully reiterates its response included in its letter to the Staff dated May 7, 2013, and continues to believe that it should have the right to point out and refute misleading statements made by the Icahn Group. The Company notes that while the Icahn Group revised its presentation to delete these statements, such statements remained public and unrefuted from April 23, 2013, until May 2, 2013 (the date the Icahn Group revised its presentation). Further, these misleading statements remain part of the public record and therefore accessible by the Company’s shareholders. As such, the Company believes that it should be able to include such statements in the Additional Materials in order to demonstrate that the Icahn Group utilized reports published prior to the Company’s dividend proposal or that the Icahn Group “cherry-picked” select quotes in such reports. The Company again notes for the Staff that in Release No. 34-31326; Release No. IC-19031 (Oct. 16, 1992) the Commission stated that it “…believes that the most cost-effective means to address hyperbole and other claims and opinions viewed as objectionable is not government screening of the contentions or resort to the courts. Rather, the parties should be free to reply to the statements in a timely and cost-effective manner, challenging the basis for the claims and countering with their own views on the subject matter through the dissemination of additional soliciting material.” Consistent with the Commission’s position, the Company believes that it is free, and indeed may have an obligation, to reply to the Icahn Group’s statements noted by the Staff. The Company notes, however, that to the extent the Icahn Group does not include such statements in future filings, the Company intends not to include such statements in its future filings.

***

Should you have any questions relating to the foregoing matters or wish to discuss further any of the responses above, please contact me at (212) 735-2116, or Stephen F. Arcano at (212) 735-3542 or Neil P. Stronski at (212) 735-2839.

Very truly yours,

/s/ Richard J. Grossman
Richard J. Grossman

cc:	Allen Katz, Esq.
Jill Greene, Esq.
Stephen F. Arcano, Esq.
Neil P. Stronski, Esq.